Sol Strategies Secures Exclusive Institutional Staking Partnership with Neptune Digital Assets

Toronto, Ontario--(Newsfile Corp. - February 24, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (FSE: 1X00) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company") today announced a new institutional staking partnership with Neptune Digital Assets Corp. (TSXV: NDA) (OTCQB: NPPTF) (FSE: 1NW) ("Neptune"), a blockchain leader in Canada, further expanding its growing network of institutional validators.

Under this innovative agreement, Sol Strategies will share a portion of validator block rewards with Neptune, establishing a distinctive value proposition in the institutional staking market. This innovative approach aligns interests between validators and institutional partners while maintaining the security and decentralization of the Solana network.

"We're seeing increasing demand from organizations looking for secure, compliant staking solutions," said Leah Wald, CEO of Sol Strategies. "This partnership further validates our infrastructure and demonstrates the growing institutional adoption of Solana staking."

"Sol Strategies' proven track record and robust infrastructure made them the clear choice for our staking needs," said Cale Moodie, CEO of Neptune. "This agreement further strengthens Neptune's growing staking portfolio and will drive additional revenue as we continue expanding our asset base."

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (FSE: 1X00) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About Neptune Digital Assets Corp.

Neptune Digital Assets Corp. (TSXV: NDA) (OTCQB: NPPTF) (FSE: 1NW) is one of the first publicly traded blockchain companies in Canada and is at the forefront of the cryptocurrency and blockchain landscape. Neptune engages in operations across the digital asset ecosystem including Bitcoin mining, proof-of-stake mining, blockchain nodes, decentralized finance (DeFi), and other associated cutting-edge technology. Our unwavering commitment to innovation and strategic growth enables us to continually explore new opportunities and maximize value for our shareholders. For more information about Neptune Digital Assets Corp., please visit our website at www.neptunedigitalassets.com or follow us on X (@NeptuneDAC).

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future strategic and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Investor Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488
SOURCE: Sol Strategies

Media Contact: sol@kcsa.com

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https://www.newsfilecorp.com/release/242060